Exhibit 8.1

August 23, 2024

CTO Realty Growth, Inc.

369 N. New York Avenue, Suite 201

Winter Park, FL 32789

Re:	Qualification as Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to CTO Realty Growth, Inc., a Maryland corporation, previously known as CTO NEWCO REIT, Inc. (the “Company”), in connection with the offer and sale from time-to-time of shares of 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company, with an aggregate gross sales price of up to $24,500,000, pursuant to a prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on August 23, 2024 (the “Prospectus Supplement”) to the prospectus filed on October 11, 2022 (the “Prospectus”), forming part of a Registration Statement on Form S-3, filed with the SEC on October 11, 2022 (File No. 333-267819) (the “Registration Statement”), with respect to the offer and sale from time-to time of the shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), shares of preferred stock, par value $0.01 per share, of the Company (“Preferred Stock”), debt securities, warrants entitling the holders to purchase Common Stock or Preferred Stock, rights entitling the holders to purchase Common Stock or Preferred Stock and units comprising two or more of the preceding securities of the Company. On January 29, 2021, pursuant to an Agreement and Plan of Merger, dated as of September 3, 2020, by and between the Company and CTO Realty Growth, Inc., a Florida Corporation (“CTO”) (the “Merger Agreement”), CTO merged with and into the Company, with the Company surviving. References to the Company prior to the merger refer to CTO. You have requested our opinion regarding certain U.S. federal income tax matters.

In connection with the opinions rendered in (a) and (b) below (together, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement, the Prospectus, and the Prospectus Supplement;

2.	CTO’s Amended and Restated Articles of Incorporation, filed with the Florida Department of State (“FDS”) and effective as of October 26, 2011, CTO’s Articles of Amendment, filed with FDS and effective as of April 30, 2020, and CTO’s Articles of Correction, filed with FDS and effective as of May 1, 2020;

3.	the Company’s Articles of Incorporation, filed with the Department of Assessments and Taxation of the State of Maryland (“SDAT”) and effective as of August 19, 2020, and the Company’s Articles of Amendment and Restatement filed with SDAT and effective as of September 2, 2020, as amended and supplemented;

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	901 East Byrd Street, Suite 1500 Richmond, VA 23219 Tel +1.804.327.6300 Fax +1.804.327.6301 velaw.com

August 23, 2024 Page 2

4.	the Company’s Bylaws;

5.	The Merger Agreement; and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	during its taxable year ending December 31, 2024, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.	the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.	no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate and the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the caption “Additional Material U.S. Federal Income Tax Considerations” (which are incorporated herein by reference), we are of the opinion that:

(a)	the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for its taxable years ended December 31, 2020 and December 31, 2023, and the Company’s current and proposed method of operations will enable it to satisfy the requirements for qualification and taxation as a REIT under the Code for its taxable years ending December 31, 2024 and thereafter; and

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(b)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the heading “Additional Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

The foregoing Tax Opinion is based on current provisions of the Code, the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Vinson & Elkins LLP

Vinson & Elkins LLP